Exhibit 99.1

Akari Therapeutics Enters into a Securities Purchase Agreement for up to $30 Million with Aspire Capital Fund, LLC

NEW YORK and LONDON, July 1, 2020 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (“Akari” or the “Company”) (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and or leukotriene systems are implicated, today announces that it has entered into a Securities Purchase Agreement (the “Agreement”) of up to $30 million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of the Agreement, Aspire Capital has committed to purchase up to $30 million of Akari’s American Depositary Shares (“ADSs”) at Akari’s request from time to time during a period beginning on the effective date of a registration statement related to the transaction, and at prices based on the market price at the time of each sale. There are no warrants, derivatives, or other share classes associated with the Agreement. Akari will control the timing and amount of all sales of its ADSs to Aspire Capital.

“Akari is very pleased to announce a second transaction with Aspire Capital, a long-term and supportive shareholder. During the second quarter 2020, Akari raised an additional $9.3 million from Aspire thereby completing our initial $20 million agreement. This new capital of $9.3m plus opportunistic access to an additional $30 million under our new agreement leaves Akari in a strong and flexible financial position to execute on its further development of nomacopan in critical areas of unmet need including Bullous Pemphigoid, Thrombotic Micro-angiopathy, Atopic Keratoconjunctivitis and COVID-19. This is an important partnership ahead of what we hope will be a transformative year for Akari as we seek to transition nomacopan into pivotal, phase III trials,” said Clive Richardson, CEO of Akari Therapeutics.

“We’re delighted to extend this additional commitment to Akari during such an important and exciting transition period for the company. Given the strong safety and efficacy we have observed thus far across a broad range of inflammatory diseases, we firmly believe nomacopan is uniquely positioned amongst the field of complement inhibitors and other novel anti-inflammatory agents. Not only has nomacopan demonstrated deep and consistent suppression of aberrant complement activity in patients but its proven inhibition of leukotriene - LTB4 provides exciting differentiation and expands its potential application in disease settings where granulocyte infiltration is also driving pathology,” said William Blank, Principal, Life Sciences at Aspire Capital.

Proceeds are intended to be used by Akari for general corporate purposes, including research and development, clinical trial activity and working capital. There are no restrictions on future financings and there are no financial covenants, participation rights, rights of first refusal, or penalties in the Agreement.  Akari has the right to terminate the Agreement at any time, at its discretion, without any additional cost or penalty.

As consideration for Aspire Capital’s obligation under the Agreement, Akari will issue 40,760,900 ordinary shares at approximately $0.02 per ordinary share (equivalent to 407,609 ADSs at approximately $2.21 per ADS) to Aspire Capital as a commitment fee. Akari also entered into a Registration Rights Agreement with Aspire Capital in connection with its entry into the Agreement.  Additional detail regarding the Agreement and the related Registration Rights Agreement is set forth in Akari’s Current Report on Form 6-K filed today with the SEC.

This press release does not constitute an offer to sell or the solicitation of any offer to purchase any securities. The securities referenced in this press release have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

About Akari Therapeutics
Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the outbreak of coronavirus; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Investor Contact:

Peter Vozzo
Westwicke
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com